

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

February 6, 2012

Via E-mail
Mr. Richard J. Gaynor
Vice President and Chief Financial Officer
GT Advanced Technologies Inc.
243 Daniel Webster Highway
Merrimack, New Hampshire 03054

> Re: **GT Advanced Technologies Inc.**
> **Form 10-K for the fiscal year ended April 2, 2011**
> **Filed May 25, 2011**
> **File No. 001-34133**

Dear Mr. Gaynor:

We have reviewed your response dated January 25, 2012 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended April 2, 2011

Note 2. Significant Accounting Policies, Revenue Recognition, page 91

1.   We note the discussion of "new" products versus "established" products and that you generally believe that a minimum of 3 to 5 successful customer installations and acceptances is necessary to support the conclusion that there are no uncertainties regarding customer acceptances and that the installation process can be considered perfunctory. Summarize for us the customer acceptance rights granted in your contracts, the circumstances under which the rights are granted (e.g., every contract, specific types of contracts, new customers, etc.) and tell us how the existence of those rights would impact the application of the above policy in determining the timing of revenue recognition.

Note 11. Income Taxes, page 104

2.   Further to your response to prior comment 2, please tell us how your presentation of the net amount of the deferred tax asset related to your deferred revenue ($55,920) and deferred tax liability related to your deferred costs ($51,147) considered ASC 740-10-50-2 and 50-6.

        You may contact Julie Sherman, Staff Accountant, at (202) 551-3640 or Kate Tillan, Assistant Chief Accountant, at (202) 551-3604 if you have any questions regarding these comments. In this regard, do not hesitate to contact me at (202) 551-3671.

                                        Sincerely,

                                        /s/ Kate Tillan for

                                        Martin James
                                        Senior Assistant Chief Accountant